UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 17

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
191,321 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
191,321 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,321 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 3 of 17

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
35,200 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
35,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 4 of 17

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
226,521 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
226,521 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,521 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 5 of 17

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 6 of 17

(1)	NAMES OF REPORTING PERSONS Leonite Fund I, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
154,644 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
154,644 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,644 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 7 of 17

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,189,346 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,189,346 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,346 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 8 of 17

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,635,157 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,635,157 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,157 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 9 of 17

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,635,157 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,635,157 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,157 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 10 of 17

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,635,157 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,635,157 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,157 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 11 of 17

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,635,157 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,635,157 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,635,157 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 26,698,688 shares of common stock, par value $0.0001 per share, outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of Pasithea Therapeutics Corp.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on June 1, 2022, as amended on June 16, 2022, June 27, 2022, July 27, 2022, and August 11, 2022 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2(a) is amended and restated as follows:

(a) Name

This Statement is filed by:

(i)	the “Concord Persons,” which are Concord IP2 Ltd., a corporation organized under the laws of the Province of Ontario (“Concord”), Elderhill Corporation, a corporation organized under the laws of the Province of Ontario (“Elderhill”), and David Delaney;

(ii)	the “Leonite Persons,” which are Leonite Capital LLC, a Delaware limited liability company (“Leonite”), Leonite Fund I, LP, a Delaware limited partnership (“Leonite Fund”), and Avi Geller; and

(iii)	the “Camac Persons,” which are Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), and Eric Shahinian.

The Concord Persons, the Leonite Persons and the Camac Persons are referred to collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to the Joint Filing and Advocacy Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

Item 2(c) is amended and restated as follows:

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted

The principal business of Concord and Elderhill is investing in securities. The principal occupation of Mr. Delaney is serving as the President and Chief Executive Officer of Concord Investment Partners Ltd. Mr. Delaney is the sole officer and director of each of Concord and Elderhill.

The principal business of Leonite Fund is investing in securities. The general partner of Leonite Fund is Leonite Advisors LLC (“Leonite Advisors”). The principal business of Leonite is serving as a holding company for a family office. The principal occupation of Mr. Geller is serving as chief investment officer of Leonite and the managing member of Leonite Advisors.

The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital.

Item 2(f) is amended and restated as follows:

(f) Citizenship

Concord and Elderhill are both corporations organized under the laws of the Province of Ontario. Mr. Delaney is a citizen of Canada.

Leonite is a Delaware limited liability company. Leonite Fund is a Delaware limited partnership. Mr. Geller is a citizen of the United States of America.

Camac Partners and Camac Capital are both Delaware limited liability companies. Camac Fund is a Delaware limited partnership. Mr. Shahinian is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The second paragraph under Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Leonite were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,189,346 shares of Common Stock beneficially owned by the Leonite Persons is approximately $1,460,289 (including brokerage commissions and transaction costs).

The third paragraph under Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,635,157 shares of Common Stock beneficially owned by the Camac Persons is approximately $1,694,404 (including brokerage commissions and transaction costs).

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4 p.m., Eastern time, August 31, 2022, the Reporting Persons beneficially owned 3,051,024 shares of Common Stock, representing approximately 11.4% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of the Common Stock is based on 26,698,688 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 10-Q for the quarterly period ended June 30, 2022, of the Issuer.

The third paragraph under Item 5(a) and (b) is amended and restated as follows:

Mr. Geller may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Leonite and Leonite Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Geller disclaims beneficial ownership of such shares for all other purposes.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Advocacy Agreement.*
2	Letter to the Issuer’s Board of Directors, dated June 1, 2022.*
3	Press release, dated June 23, 2022.*
4	Joinder Agreement, effective as of August 19, 2022.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2022

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

LEONITE FUND I, LP

By: Leonite Advisors LLC, its General Partner

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Managing Member of the GP

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all previously unreported transactions with respect to the Common Stock effected in the 60 days preceding August 31, 2022, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 31, 2022.

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Camac Fund LP	8/17/2022	Purchase	155,773	$1.2087	Open market
Camac Fund LP	8/29/2022	Purchase	5,000	$1.1681	Open market
Camac Fund LP	8/30/2022	Purchase	17,828	$1.1472	Open market
Leonite Fund I, LP	8/18/2022	Purchase	100,000	$1.2685	Open market
Leonite Fund I, LP	8/19/2022	Purchase	54,644	$1.2982	Open Market

Page 17 of 17